SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF November 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                        Form 20-F x         Form 40-F ___

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes ___         No x

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

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Willis Announces Sale of Life & Health Claims Administration Operations

    NASHVILLE, Tenn.--(BUSINESS WIRE)--Nov. 7, 2002--Willis Group Holdings (NYSE: WSH), the global insurance broker, and Fiserv (NASDAQ:
FISV), the full-service provider of integrated data processing and information management systems to the financial industry, announced the sale of Willis' life and health Third Party Administration Business located in Nashville, TN and Wichita, KS to Fiserv.
    Terms of the transaction were not disclosed.
    The Business provides benefit administration and consulting nationally and is recognized for its wide range of services to self funded and fully insured employers. In addition to traditional TPA claims administration, the Business offers flexible benefits administration, COBRA/HIPAA administration, plan design services and managed care consulting. The Business employs approximately 250 staff.
    Joe Plumeri, Chairman and Chief Executive Officer of Willis, said, "As we at Willis focus on building the greatest global insurance brokerage, it is fitting that we reduce our presence in non-core businesses, such as the Life and Health TPA. At the same time, we intend to assure quality tools for staff and continual high quality service to our clients. With this in mind, we have sought a firm to carry out this vision and are pleased to complete this transaction with Fiserv.
    Management of the Business has done a great job growing the operation to its current high level of client service and satisfaction and we thank them for their dedication to the effort. Under their continuing leadership, supported by Fiserv's great tools and technology, we are confident that the Business will continue to serve its clients well."
    "With this agreement between Willis and Fiserv, we are continuing to strengthen our capabilities for our clients, while solidifying our position as a market leader for information management products and services for the financial industry," said Leslie M. Muma, Fiserv President and Chief Executive Officer. "In addition, the strong management team, dedicated client service professionals and industry leading products and services of this former Willis operation will help further our commitment to health care benefits administration and services."
    Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 100 countries, its global team of 13,000 associates serves over 50,000 clients in 160 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (symbol: WSH). Additional information on Willis may be found on its web site www.willis.com.
    Fiserv, Inc. (NASDAQ: FISV) is an independent, full-service provider of integrated data processing and information management systems to the financial industry. As a leading technology resource, Fiserv serves more than 13,000 financial service providers worldwide, including banks, broker-dealers, credit unions, financial planners/investment advisers, insurance companies and agents, mortgage banks and savings institutions. Headquartered in Brookfield, Wisconsin, Fiserv also can be found on the Internet at www.fiserv.com.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   WILLIS GROUP HOLDINGS LIMITED

                                                   By: /s/ Mary E. Caiazzo
                                                       Mary E. Caiazzo
                                                       Assistant General Counsel

Date:  November 7, 2002